September 8, 2006

VIA EDGAR AND FACSIMILE: (202) 772-9209

Michael McTiernan

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, NE

Washington, D.C. 20549

Re:	Telzuit Medical Technologies, Inc.

Registration Statement on Form SB-2

Filed June 26, 2006

File No. 333-135287

Dear Mr. McTiernan:

On behalf of Telzuit Medical Technologies, Inc. (the “Company”), this letter responds to the comments you provided by letter dated August 30, 2006 regarding the Company’s Registration Statement on Form SB-2 filed on June 26, 2006. Pending resolution of comments #1 through #4 below, we have not, at this time, filed an amendment to the SB-2 Registration Statement.

Your comments are set forth below in italics, and each comment is followed by the Company’s response.

General

1.	We note your response to comment 1. Please provide additional analysis regarding whether the resale by Vicis Capital Master Fund should be considered an indirect primary offering. In particular, please provide to us the following information in tabular form:

•	all cash payments to be made to Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction (including any payments made to “finders” or “placement agents” with footnote disclosure of the terms of each such payment; and

•	all discounts to be received by Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction, including any discount to market should payments on the note be made in securities or any disclosure of the terms of each such discount; and

•	the dollar value of the securities underlying the overlying security that are registered for resale.

Based upon the discussions set forth in response #1, #2, and #3 below, and the discussions in our letter to the SEC dated August 10, 2006 of the factors set forth in Item D.29 of the Staff’s Manual of Publicly Available Telephone Interpretations, we respectfully submit that Vicis will be engaged in secondary resales, is not and was not acting as an underwriter, and that the issuer is not undertaking an indirect “at market” primary offering.

United States Securities and Exchange Commission

September 8, 2006

Except for the following there are no cash payments to be made to Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction (including any payments made to “finders” or “placement agents”).

•	Repayment of Principal on the Due Date. The entire principal of the 10% Senior Secured Convertible Debenture (the “Debenture”) is due, in one lump sum payment, on the date three years from the date of issuance, unless earlier converted. The due date for the Vicis’ Debenture is the same as all other 10% Senior Secured Convertible Debentures issued in connection with the Debenture offering.

•	Payment of Interest at a rate of 10% per annum. Interest on the Debenture accrues at an annual rate of interest of ten percent (10%). As so accrued, interest is due and payable semi-annually in arrears; provided, the Company may pay interest that is due in cash or with shares of registered Common Stock at ten percent (10%) discount to the public trading price of the Company’s Common Stock. Interest for the Vicis’ Debenture is the same as all other 10% Senior Secured Convertible Debentures issued in connection with the Debenture offering.

•	Registration Penalties. Vicis is entitled to receive a cash payment equal to 1% of the principal of the Debenture, up to a maximum amount of 9% of the principal of the Debenture, if this SB-2 Registration Statement is not declared effective by the 120th calendar day after the initial date of issuance of the Debenture. All 10% Senior Secured Convertible Debentures are entitled to the same penalties for late registration.

Except for the following, there were no discounts received by Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction:

•	The Company sold the Debentures, at a fixed price, which, at the time, was at a price below the trading price in the public market. The public market price for the Company’s common stock immediately prior to the closing of the Debenture offering was $.58[1]. For its $1,500,000 cash investment, Vicis acquired: (i) a Debenture convertible into 4,285,714 shares of common stock at a conversion price of $0.35 per share; (ii) a Series C Common Stock Purchase Warrant exercisable for 3,214,286 shares of common stock, at an exercise price of $0.45 per share; and (iii) a Series D Common Stock Purchase Warrant exercisable for 1,071,429 shares of common stock, at an exercise price of $1.25 per share. All investors participating in the Debenture offering (other than securities acquired though the most-favored nations exchange discussed below) purchased the Debentures, Series C Warrants, and Series D Warrants on the same terms as Vicis.

•	Vicis also exchanged 805,410 shares of Series A Convertible Preferred Stock, having stated value of $805,410, and accrued dividends of $32,225, for (i) a Debenture that converts into 2,393,243 shares of common stock at a conversion price of $0.35 per share, (ii) a Series C Warrant exercisable for 1,794,932, at an exercise price of $0.45 per share, and (iii) a Series D Warrant exercisable for 598,311, at an exercise price of $1.25 per share. The Series A Convertible Preferred Stock was exchanged pursuant to the Most Favored Nations provisions set forth in that certain Investor Rights Agreement, dated June 22, 2005, between the Company and certain investors a party thereto (the “MFN Provision”). All holders of Series A Convertible Preferred Stock had the right to exchange Telzuit’s Series A Convertible Preferred Stock pursuant to the MFN Provision. The Series A Convertible Preferred Stock was originally issued on or about June 22, 2005. Vicis originally paid, in the aggregate, $700,000 for the Series A Convertible Preferred Stock.

•	Accrued interest on the Debentures is due and payable semi-annually in arrears; provided, the Company may pay interest that is due in cash or with shares of registered Common Stock at ten percent (10%) discount to the public trading price of the Company’s Common Stock. All 10% Senior Secured Convertible Debentures issued in connection with the Company’s Debenture Offering accrue interest in the same manner as the Vicis Debenture.

[1]	Computed based on the average closing sales price, as reported by the OTC Bulletin Board, for the five trading days immediately preceding the closing date of the Debenture financing.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

September 8, 2006

•	The total dollar value of the securities held by Vicis underlying the Debenture securities (inclusive of the MFN securities) being registered for resale equals $2,994,703[2].

In addition, please provide the following information in tabular form:

•	the total proceeds you received from Vicis from the sale of the notes;

•	all payments that are included in the table described above; and

•	the resulting net proceeds you received.

•	Total gross proceeds received from Vicis from the sale of the Debentures, Series A Purchase Warrants, and Series B Purchase Warrants equaled (i) $1,500,000, and (ii) the exchange of Series A Convertible Preferred Stock having an aggregate stated value, and accrued dividends, of $837,635.

•	From Vicis’ cash investment of $1,500,000, we received net proceeds of $1,500,000 (net of amounts discussed above)[3]. For Vicis’ exchange of securities pursuant to the most-favored nations provision, we received the surrender of Series A Convertible Preferred Stock having an aggregate stated value, and accrued dividends, of $837,635. Originally we received net cash proceeds of $700,000 (net of amounts discussed above) from Vicis’ for such Series A Convertible Preferred Stock (See Response #2 below for additional information regarding the Company’s 2005 Debenture Offering and Series A Convertible Preferred Stock Offering).

2.	Please provide to us in tabular form all prior securities transactions between you (or any of your predecessors) and Vicis, any affiliate of Vicis, or any person with whom Vicis has a contractual relationship regarding the transaction (or any predecessors of those persons). The table should include the following information for each transaction.

•	the number of shares of the class of securities subject to the transaction that were authorized prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

•	the percentage of total issued and outstanding securities that were issued in the transaction (assuming full issuance);

[2]	Such amount is based on the current market price for the Company’s securities of $0.224, computed based on the average closing sales price, as reported by the OTC Bulletin Board, for the five trading days immediately preceding September 1, 2006. The value was not reduced by the exercise price of the Series C Warrants ($0.45) or Series D Warrants ($1.25).
[3]	We have not made reductions for (i) cash payments related to repayment of principal, payments of interest, and payments for late registration (such cash payments required to be made to all investors participating in the Debenture financing), or (ii) the difference between the trading price in the public market and the fixed price paid by PIPE investors participating in the Debenture financing.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

September 8, 2006

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

2005 Debenture Financing4

In May 2005, the Company issued: (a) 10% Convertible Debentures having an aggregate original principal balance of $1,057,250 (the “2005 Debentures”); and (b) Class A Common Stock Purchase Warrants entitling the holders to purchase, in the aggregate, 1,334,062 shares of the Registrant’s Common Stock at an exercise price of $0.60 per share (the “2005 Debenture Offering”). Vicis invested $200,000 in the 2005 Debenture Offering, and received (y) a 2005 Debenture having an original principal balance of $200,000, and (z) a Class A Common Stock Purchase Warrant exercisable for 250,000 shares of the Registrant’s Common Stock at an exercise price of $0.60 per share. All 2005 Debentures were due one year from the date of issuance or, upon the occurrence of certain specified events, all principal and accrued interest automatically converted into either (a) shares of the Company’s Common Stock at a price of $0.40 per share of Common Stock, or (b) units at a price of $0.66 per unit, each unit being comprised of (i) one share of Series A Preferred Stock which converts into Common Stock at a price of $0.60 per share, and (ii) one Class B Warrant, each Class B Warrant having an exercise price of $.80 per share.

•	Prior to the 2005 Debenture Offering, the Company had no convertible debentures authorized or outstanding;

•	Prior to the 2005 Debenture offering, there were approximately 1,000,000 shares of common stock outstanding (calculated on a post-reverse split basis)[5].

•	The total shares underlying the 2005 Debentures and the Class A Warrants equaled 14.5% of the total issued and outstanding common stock (assuming full conversion), and the percentage of 2005 Debentures and Class A Warrants owned by Vicis equaled 2.7% of the total issued and outstanding common stock (assuming full conversion)[6].

•	The market price per share of the class of securities subject to the transaction immediately prior to the transaction was $840,000 (as adjusted for 1 for 31 reverse stock split)[7].

•	The current market price per share of the class of securities subject to the transaction is $168,000 (on a post-reverse split basis)[8].

[4]	Contemporaneous with the 2005 Debenture Offering, the Company also issued 2,207,723 shares of Series B Convertible Preferred Stock, automatically convertible, upon the occurrence of certain events, into 26,492,676 shares of Common Stock. Neither Vicis, nor its affiliates, acquired any shares of Series B Convertible Preferred Stock.
[5]	The Company completed a 1 for 31 reverse split on August 22, 2005.
[6]	Calculations assume conversion of the Series B Convertible Preferred Stock issued simultaneously with the 2005 Debentures and Series A Warrants. If the shares underlying the Series B Convertible Preferred Stock are not included, the percentages would be 79.9% and 15%, respectively.
[7]	Based on a market price for the Company’s securities of $1.12, computed based on the average closing sales price for the five trading days immediately preceding May 6, 2005. The value was not reduced by the exercise price of the Series A Warrants ($0.60).
[8]	Calculation based on a current market price of $0.224. Calculation is not adjusted for additional shares of common stock which are issueble as a result of the exchange the occurred in May 2006 upon exercise of the most-favored nations provision.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

September 8, 2006

Series A Preferred Financing

In June 2005, the Company completed a private placement of its Series A Convertible Preferred Stock of approximately $3,399,610 (the “Series A Offering”). In connection with the Series A Offering, the Company issued: (a) 3,399,610 shares of Series A Convertible Preferred Stock, convertible into 5,666,017, at a conversion price of $.60 per share9, and (b) Class B Warrants entitling the holders of the Series A Stock to purchase, in the aggregate, 5,666,017 shares of the Company’s Common Stock at an exercise price of $0.80 per share.

Vicis invested an additional $500,000 cash in the Series A Offering, and received (a) 500,000 shares of Series A Convertible Preferred Stock; convertible into 833,333 shares of common stock at a conversion price of $.60 per share, and (b) a Class B Common Stock Purchase Warrant exercisable for 833,333 shares of the Registrant’s Common Stock at an exercise price of $0.80 per share. In addition, Vicis converted its 2005 Debenture having an original principal balance of $200,000 into: (y) 305,410 shares of Series A Convertible Preferred Stock, convertible into 509,017 shares of common stock; and (z) a Class B Common Stock Purchase Warrant exercisable for 509,017 shares of the Registrant’s Common Stock at an exercise price of $0.80 per share. All holders of the 2005 Debenture converted into Series A Convertible Preferred Stock.

•	Prior to the Series A Offering, the Company had 7,700,000 shares of Series A Preferred Stock authorized, and no shares of Series A Preferred Stock outstanding;

•	Prior to the Series A Offering, there were (a) approximately 1,000,000 shares of common stock outstanding (calculated on a post-reverse split basis), (b) 2,207,723 shares of Series B Convertible Preferred Stock, convertible into 26,492,676 shares of Common Stock, (c) the 2005 Debentures convertible, in the aggregate, into 2,643,125 shares of common stock; and (d) the Class A Purchase Warrants exercisable, in the aggregate, for 1,334,062 shares of common stock;

•	The common shares underlying the Series A Convertible Preferred Stock and Class B Warrants, in the aggregate, equaled 28% of the total issued and outstanding common stock (assuming full conversion), and the percentage of Series A Convertible Preferred Stock and Class B Warrants, in the aggregate, acquired by Vicis equaled 6.68% of the total issued and outstanding common stock (assuming full conversion)[10].

•	The market price per share of the class of securities subject to the transaction immediately prior to the transaction equaled $9,816,662 (as adjusted for 1 for 31 reverse stock split)[11].

•	The current Market price per share of the class of securities subject to the transaction immediately prior to the transaction is $373,333 (on a post-reverse split basis)[12].

[9]	The conversion price for the Series A Preferred Stock has since been adjusted to $.35 per share (as a result of the 2006 Debenture Offering) pursuant to price protection anti-dilution provisions found in the designations of the Series A Convertible Preferred Stock.
[10]	Amounts include common shares underlying Series B Convertible Preferred Stock, and shares underlying Class A Common Stock Purchase Warrants. All shares of Series B Convertible Preferred Stock automatically converted into common stock on August 22, 2005.
[11]	Based on a market price for the Company’s securities of $5.89, computed based on the average closing sales price for the five trading days immediately preceding June 22, 2005. The value was not reduced by the exercise price of the Series B Warrants ($0.80).
[12]	Calculation based on a current market price of $0.224. Calculation includes shares purchased for cash and is not adjusted for additional shares of common stock which are issueble as a result of the exchange the occurred in May 2006 upon exercise of the most-favored nations provision.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

September 8, 2006

3.	Please provide an analysis comparing the number of shares underlying the convertible notes and warrants held by Vicis that are registered for resale to the number of outstanding shares held by persons other than the following:

•	all shares registered in this offering;

•	affiliates of Vicis;

•	any person with whom Vicis has a contractual relationship regarding the transaction, including any payments made to finders or placement agents; and

•	affiliates of the issuer.

The calculation should not include any securities underlying any outstanding convertible securities, options or warrants.

The aggregate number shares of common stock held by Vicis underlying the Debentures, Series C Warrants, and Series D Warrants being registered for resale equals 13,369,212 shares, or 34% of the total number of outstanding shares of common stock not held by affiliates of the Company. 13 The total number of outstanding shares of common stock not held by affiliates of the Company equals 25,782,141.

4.	We note your response to prior comment 2 that the 550,000 shares being registered on behalf of Ali Azarvan have not been previously issued. Generally, shares may not be registered for resale prior to issuance. Refer to Telephone Interpretation No. 3S(b), Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement). Please remove these shares from the registration statement.

Although the 550,000 shares being registered on behalf of Ali Azarvan were not previously issued prior to filing the registration statement, the Company had an unconditional obligation to issue such shares pursuant to the Consulting Scope Memorandum dated April 21, 2006. The Consulting Scope Memorandum provides for the issuance of a fixed number of shares, 550,000, and does not allow for adjustment to the number of shares issuable due to changes in market prices or market fluctuations. As a result, the recipient of the 550,000 shares has been at market risk (for increases or decreases in the value of the stock) since April 21, 2006. We have enclosed the Consulting Scope Memorandum and Assignment for your review regarding this transaction.

We respectfully submit that the second paragraph to Telephone Interpretation No. 3S(b), Manual of Publicly Available Telephone Interpretations (March 1999 Interim Supplement) provides support that the 550,000 shares the subject of the Consulting Scope Memorandum and Assignment may be registered for resale by Mr. Azarvan. As a result of the foregoing, we believe that such shares may be included in the registration statement.

Selling Stockholders, page 21

5.	We note your response to prior comment 6. Please revise the introduction to the selling stockholders table to clarify that no selling shareholders are registered broker-dealers or affiliates of broker-dealers except as noted.

Upon filing the amended SB-2 Registration Statement, we will add the following sentence to the introduction to the selling securityholders table:

Except as stated in the footnotes to this Table of Selling Securityholders, no selling securityholder is a registered broker-dealer or affiliate of a registered broker-dealer.

[13]	The number of shares of Common Stock outstanding does not include (i) common shares underlying outstanding convertible securities, option, or warrants (including the Debentures, Series C Warrants, and Series D Warrants being registered in this offering), (ii) shares held by affiliates of Vicis, or any person with a contractual relationship with Vicis regarding the transaction, and (iii) shares held by affiliates of the issuer.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222

United States Securities and Exchange Commission

September 8, 2006

Exhibit 5.1

6.	Please revise the opinion to include all registered shares. The current opinion is limited to the Conversion Shares, Warrant Shares and Consulting Shares.

Upon filing the amended SB-2 Registration Statement, our legal counsel’s opinion will be revised to include all of the registered shares.

7.	We note your assumptions in the third paragraph on page 1 of the opinion. The reference to “in accordance with the terms” appears overly broad with respect to the “fully paid” opinion. The “fully paid” opinion paragraph already properly assumes that the shares have been paid for in accordance with the referenced agreements. Please remove the third paragraph or advise. In addition, we note your reference to the “underlying contract” in the opinion on page 2. Please revise to identify the underlying contract and confirm that it is filed as an exhibit to the registration statement.

Upon filing the amended SB-2 Registration Statement, our legal counsel’s opinion will be revised as suggested.

In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (407) 354-1222 or Brent A. Jones, Esq., Bush Ross, P.A., at (813) 204-6420.

Sincerely,

/s/ Warren D. Stowell
Warren D. Stowell
President and Chief Executive Officer

Enclosures

cc: Bush Ross, P.A.

5422 Carrier Drive, Suite 306 • Orlando, FL 32819 • (407) 354-1222